EXHIBIT 99.1

News Release dated December 14, 2018, Suncor Energy announces capital program and production outlook

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy announces 2019 capital program and production outlook

Calgary, Alberta (Dec. 14, 2018) – Suncor released its 2019 corporate guidance today which includes a capital program of between $4.9 and $5.6 billion and average upstream production of 780,000 to 820,000 barrels of oil equivalent per day (boe/d). The midpoints of these ranges represent a flat capital spend compared to 2018 and a year over year production increase of approximately 10%, including estimated mandatory production curtailments, from approximately 730,000 boe/d in 2018.

The Government of Alberta has mandated compulsory production curtailments across the industry starting Jan. 1, 2019. Although considerable uncertainty on the impacts of the curtailment remains, Suncor’s production guidance assumes the mandatory production curtailments are in place for three months before declining to 30% of initial levels for the remainder of 2019. This is consistent with the Government of Alberta announcement.

Cash operating costs are artificially higher as they reflect the impact on production from the Government of Alberta mandatory production curtailments. Suncor’s Oil Sands operations cash operating costs per barrel is $24.00 - $26.50 (US $18.25 - $20.15) reflecting lower 2019 planned maintenance and increased cost efficiencies. Oil Sands operations cash operating costs exclude Fort Hills and Syncrude.  Fort Hills cash operating costs per barrel are expected to be $23.00 - $26.00     (US $17.50 - $19.75) in its first full year of operation while Syncrude cash operating costs per barrel are expected to be $33.50 - $36.50 (US $25.50 - $27.75).

“With Fort Hills successfully operating at target rates during Q4 2018 and Hebron on track to increase production ahead of schedule, our focus is on maintaining capital discipline and ensuring safe and reliable operations while growing the free funds flow of our business,” said Steve Williams, chief executive officer. “As we look to 2019, the planned capital spend will include low capital intensity, high- return projects aimed at margin improvements, enhancing midstream logistics infrastructure and cost reduction initiatives to be implemented in the 2020 to 2023 timeframe. All of these projects and the corresponding value they represent are largely independent of market conditions and egress constraints, positioning us well to continue returning increasing free funds flow to shareholders through dividends and share buybacks and strengthening the balance sheet.”

Suncor’s 2019 capital range incorporates flexibility to respond to volatile market conditions with the mid-point of the range representing a flat capital spend and a lower investment in Alberta year over year.  The capital program is 63% allocated to planned sustaining and maintenance activities to ensure continued safe, reliable and efficient operations.  The remaining 2019 capital program is focused on low capital intensity, value-creating projects such as the continued implementation of autonomous haul trucks across Suncor’s operated assets, development of the Syncrude bi-directional pipeline, further investment in midstream logistics infrastructure, digital technology adoption and accelerated deployment of Suncor’s new tailings technology, PASS (permanent aquatic storage structure). Capital for previously sanctioned E&P step-out developments will increase in line with the anticipated spend

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profile. Projects such as the coke-fired boiler replacement, Montreal coker and in-situ replication will continue to be progressed to allow for informed sanction decisions at the appropriate time.

“The market for Alberta’s heavy and synthetic crude oils has been significantly impacted by the lack of market access out of the region.  As discussed on our Q3 earnings call, our strategy has been to mitigate such volatility by significant investment in integration between our upstream and downstream assets, such as upgrading and refining capacity, along with commitments to long-term take or pay pipeline access to markets, largely mitigating impacts to our cash flow in situations such as the one we are in,” said Mark Little, president and chief operating officer. “Suncor has made long-term strategic investments to mitigate risk and create economic value and jobs for Albertans and Canadians.”

The Government of Alberta has announced a headline mandatory production curtailment of 8.7% across the industry, effectively imposing production caps for 2019. Suncor’s initial mandatory production curtailment allocation is higher than this. The disproportionate allocation of the production curtailment creates several potential unintended consequences, which Suncor is reviewing with the Government of Alberta and the Alberta Energy Regulator (AER), including:

•                 Impact on safe and reliable facility operating levels, especially during cold winter months when we typically operate at high levels without planned maintenance. Suncor will not put the safety of our employees and contractors at risk;

•                 Impact on crude oil upgraded and refined in Alberta, which has limited impact on Alberta egress constraints;

•                 Failure to take account of historic and recent performance at Syncrude following the unplanned shutdown earlier this year;

•                 Partial consideration for Fort Hills production following the completion of start up at the end of Q3 2018;

•                 Impact on long-term take or pay pipeline commitments for access to the US Gulf Coast; and

•                 Impact from the consumption of in-house diesel production used in mining operations.

Suncor’s production guidance reflects its current estimate of how these will be resolved.

Additionally, the Government of Alberta intervention creates long-term market uncertainty, and reduces any incentive for market participants to invest in crude oil processing facilities or commit to long-term transportation arrangements.  In the short term, the Government of Alberta action has resulted in winners and losers in the market, shutting in valuable upgrading throughput and has made transporting crude oil out of the province by rail uneconomic.  However, Suncor will continue to work cooperatively with the Government of Alberta and the AER to both identify and mitigate these concerns, and the company is working hard to minimize associated contractor layoffs.

Suncor’s corporate guidance provides management’s outlook for 2019 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Capital Expenditures (C$ millions) (1)

	2019 Full Year Outlook December 14, 2018	% Economic Investment (2)

Upstream Oil Sands	3,050 - 3,400	17%
Upstream E&P	1,000 - 1,200	97%
Total Upstream	4,050 - 4,600	38%
Downstream	700 - 775	23%
Corporate	150 - 225	53%
Total	4,900 - 5,600	37%

1) Capital expenditures exclude capitalized interest of approximately $150 million.

2) Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure. Balance of capital expenditures represents asset sustainment and maintenance capital expenditures, which include capital investments that deliver on existing value by:

•                  ensuring compliance or maintaining relations with regulators and other stakeholders;

•                  maintaining current processing capacity; and

•                  delivering existing developed reserves.

2019 Full Year Outlook December 14, 2018
Suncor Total Production (boe/d) (1)	780,000 - 820,000
Oil Sands Operations (bbls/d)	410,000 - 440,000
Fort Hills (bbls/d) Suncor working interest of 54.11%	85,000 - 95,000
Syncrude (bbls/d) Suncor working interest of 58.74%	160,000 - 180,000
Exploration & Production (boe/d) (1)	105,000 - 115,000
Suncor Refinery Throughput (bbls/d)	430,000 - 450,000
Suncor Refinery Utilization (2)	93% - 97%

1) At the time of publication, production in Libya continues to be affected by political unrest and therefore no forward looking production for Libya is factored into the Exploration and Production and Suncor Total Production guidance. Production ranges for Oil Sands operations, Fort Hills, Syncrude and Exploration and Production are not intended to add to equal Suncor Total Production.

2) Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City - 98,000 bbls/d.

For an updated Investor Relations presentation and the third quarter Investor Relations deck, see suncor.com/investor-centre.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s anticipated capital spending program of between $4.9 and $5.6 billion (and expectations of where that spending will be directed); Suncor’s expectations around production, including planned average upstream production of 780,000 - 820,000 boe/d and planned ranges for Oil Sands operations (410,000 - 440,000 bbls/d), Suncor’s working interest in Fort Hills (85,000 - 95,000 bbls/d), Suncor’s working interest in Syncrude (160,000 - 180,000 bbls/d) and Exploration and Production (105,000 - 115,000 boe/d); Suncor’s expected Oil Sands operations cash operating costs, projected to be in the range of $24.00 - $26.50 (US $18.25 - $20.15) per barrel; expected Fort Hills cash operating costs, projected to be in the range of $23.00 - $26.00 (US $17.50 - $19.75) per barrel; expected Syncrude cash operating costs, projected to be in the range of $33.50 - $36.50 (US $25.50 - $27.75) per barrel; Suncor’s expected Refinery Throughputs (430,000 - 450,000 bbls/d) and Utilization (93% - 97%); the expected impact of the Government of Alberta mandatory production curtailments; that Hebron is on track to increase production ahead of schedule; Suncor’s focus on maintaining capital discipline and ensuring safe and reliable operations while growing the free funds flow of our business; the expectations that the planned capital spend will include low capital intensity, high-return projects and that these projects and the corresponding value these projects represent are largely independent of market conditions and egress constraints and that they will position the company well to continue returning increasing free funds flow to shareholders through dividends and share buybacks and strengthening the balance sheet; the expectation of continued safe, reliable and efficient operations; the expectation that capital for previously sanctioned E&P step-out developments will increase in line with the anticipated spend profile and that projects such as the coke-fired boiler replacement, Montreal coker and in-situ replication will continue to be progressed to allow for informed sanction decisions at the appropriate time; Suncor’s strategy; and potential unintended consequences of the disproportionate allocation of the production curtailment. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focus”, “planned”, “believe” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2019 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2019. Assumptions for the Exploration and Production 2019 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2019 corporate guidance include, but are not limited to:

•                  Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                  Third-party infrastructure. Production estimates could be negatively impacted by issues with third-party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•                  Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

•                  Government Action. This guidance reflects the production curtailments imposed by the Government of Alberta. Further action by the Government of Alberta regarding production curtailment may impact Suncor’s corporate guidance and such impact may be material.

Suncor’s Management’s Discussion and Analysis dated October 31, 2018 (the “MD&A”), Suncor’s most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance on a per barrel basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and for the period ended September 30, 2018, reconciled to the comparable GAAP measure in the Segment Results and Analysis - Oil Sands section of the MD&A. Oil Sands operations cash operating costs of $24.00 - $26.50 (US $18.25 - $20.15) per barrel is based on the assumptions that: (i) Suncor will produce 410,000 - 440,000 bbls/d at Oil Sands operations (of which 315,000 - 335,000 bbls/d will be synthetic crude oil); and (ii) natural gas used at Suncor’s Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $1.70/GJ over 2019. Fort Hills cash operating costs of $23.00 - $26.00 (US $17.50 - $19.75) per barrel is based on the assumptions that: (i) Fort Hills production (net to Suncor) will be 85,000 - 95,000 bbls/d; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $1.70/GJ over 2019. Syncrude cash operating costs of $33.50 - $36.50 (US $25.50 - $27.75) per barrel is based on the assumptions that: (i) Syncrude will produce 160,000 - 180,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $1.70/GJ over 2019. The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor’s Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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